Exhibit 23.4
Consent of Independent Valuation Advisor
We hereby consent to (1) the reference to our name and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Properties” in the amended Registration Statement on Form S-11 (Commission File No. 333-180356) of RREEF Property Trust, Inc. (the “Company”), and the prospectus included therein (the “Prospectus”), and (2) the disclosure on page 5 of Supplement No. 8 to the Prospectus to be filed on the date hereof that the amount presented in the line item “Investments in Real Estate” represents the value of the Company's property we have provided to the Company, as of the date presented.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.
New York, New York

August 16, 2013